Exhibit 99.15
Notice to ASX/LSE

Takeovers Panel findings in relation to Energy Resources of Australia

12 December 2019

Rio Tinto acknowledges the findings of the Takeovers Panel in relation to Energy Resources of Australia Limited's (ERA) renounceable entitlement offer to raise $324 million (A$476 million) for the rehabilitation of the Ranger Project Area in Australia's Northern Territory.

The company will consider the Panel's judgement before determining next steps.

Rio Tinto group executive Energy & Minerals Bold Baatar said "Rio Tinto agreed to fully subscribe to and underwrite an entitlement offer in the absence of any other commercially viable solution being available to ERA for the rehabilitation of the Ranger Project Area.

"We will now consider our options in light of the Panel's orders so that ERA can fulfil its important rehabilitation obligations and commitments to the communities in which it operates and relevant authorities."

Under the terms of its mining approvals, ERA is required to end mining and processing activities at Ranger by January 2021 and complete final rehabilitation by January 2026.

On 8 February 2019, ERA finalised its closure feasibility study for Ranger Project Area rehabilitation, resulting in a material increase in anticipated rehabilitation costs.  Following this increase, ERA advised it needed extra funding to meet its rehabilitation obligations to the Commonwealth Government, Northern Territory Government and Traditional Owners.

Contacts

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Illtud Harri
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Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
Group Company Secretary Steve Allen Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.
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